UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 27, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the 4Q16 UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt information, published today by the registrants, which appears immediately following this page.

UBS Group AG (consolidated) capital instruments and TLAC-eligible senior unsecured debt

Fourth quarter 2016

This document provides information about the treatment of capital instruments and other instruments contributing to the total loss-absorbing capacity (TLAC) of UBS Group AG (consolidated) under the Swiss SRB framework as of 31 December 2016. Information on our Swiss SRB going and gone concern requirements that are being phased in between 2016 and 2019 is available in our second quarter 2016 report. Details on our Swiss SRB going and gone concern requirements and additional information as of 31 December 2016 will be disclosed in our Annual Report 2016, which will be published on 10 March 2017.

Eligible capital and instruments contributing to our
loss-absorbing capacity

In addition to CET1 capital, our capital instruments and instruments contributing to our loss-absorbing capacity include:

–   Loss-absorbing additional tier 1 (AT1) capital (high- and low-trigger)

–   Loss-absorbing tier 2 capital (high- and low-trigger)

–   Non-Basel III-compliant tier 1 and tier 2 capital

–   TLAC-eligible senior unsecured debt

Under the Swiss SRB rules, going concern capital includes CET1 and high-trigger AT1 capital.

Under the transitional rules for the Swiss SRB framework, outstanding low-trigger AT1 capital instruments will remain available to meet the going concern capital requirements until their first call date, even if the first call date is after 31 December 2019. From their first call date, existing low-trigger AT1 capital instruments may be used to meet the gone concern requirements.

Outstanding low- and high-trigger tier 2 instruments will also remain available to meet the going concern capital requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Non-Basel III-compliant tier 1 and tier 2 capital are no longer subject to phase-out under the Swiss SRB framework applicable as of 1 July 2016. They are eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility.

TLAC-eligible senior unsecured debt is eligible to meet the gone concern requirements.

Capital instruments and TLAC-eligible senior unsecured debt¹
CHF million, except where indicated

No.	Issuer	ISIN	Issue date	Outstanding amount as of 31.12.16
Additional tier 1 capital
1	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.14	CHF 463
2	UBS Group AG, Switzerland	CH0271428317	19.02.15	USD 1,250
3	UBS Group AG, Switzerland	CH0286864027	07.08.15	USD 1,575
4	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.15	CHF 517
5	UBS Group AG, Switzerland	CH0317921697	21.03.16	USD 1,500
6	UBS Group AG, Switzerland	CH0331455318	10.08.16	USD 1,100
7	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.16	CHF 399
Total high-trigger loss-absorbing additional tier 1 capital
1	UBS Group AG, Switzerland	CH0271428309	19.02.15	EUR 1,000
2	UBS Group AG, Switzerland	CH0271428333	19.02.15	USD 1,250
Total low-trigger loss-absorbing additional tier 1 capital³
Total additional tier 1 capital

Non-Basel III-compliant tier 1 capital⁴
1	UBS Capital Securities (Jersey) Ltd	XS0336744650	21.12.07	EUR 600
Total non-Basel III-compliant tier 1 capital

Tier 2 capital
1	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.12	CHF 424
2	UBS Group AG, Switzerland, or employing subsidiaries²		31.12.13	CHF 467
Total high-trigger loss-absorbing tier 2 capital⁵
1	UBS AG, Switzerland, Jersey branch	XS0747231362	22.02.12	USD 2,000
2	UBS AG, Switzerland, Stamford branch	US90261AAB89	17.08.12	USD 2,000
3	UBS AG, Switzerland	CH0214139930	22.05.13	USD 1,500
4	UBS AG, Switzerland	CH0236733827	13.02.14	EUR 2,000
5	UBS AG, Switzerland	CH0244100266	15.05.14	USD 2,500
Total low-trigger loss-absorbing tier 2 capital⁵
1	UBS AG, Switzerland, New York branch	US870836AC77	21.07.95	USD 251
2	UBS AG, Switzerland, Jersey branch	XS0062270581	18.12.95	GBP 61
3	UBS AG, Switzerland, New York branch	US870845AC84	03.09.96	USD 218
4	UBS AG, Switzerland, New York branch	US87083KAM45	20.06.97	USD 220
5	UBS AG, Switzerland, Jersey branch	XS0331313055	19.11.07	GBP 130
6	UBS AG, Switzerland	CH0035789210	27.12.07	CHF 192
Total non-Basel III-compliant tier 2 capital⁴
Total tier 2 capital

TLAC-eligible senior unsecured debt
1	UBS Group Funding (Jersey) Limited - Jersey	US90351DAA54	24.09.15	USD 1,500
2	UBS Group Funding (Jersey) Limited - Jersey	US90351DAB38	24.09.15	USD 2,500
3	UBS Group Funding (Jersey) Limited - Jersey	US90351DAC11	24.09.15	USD 300
4	UBS Group Funding (Jersey) Limited - Jersey	CH0302790123	16.11.15	EUR 1,250
5	UBS Group Funding (Jersey) Limited - Jersey	CH0310451841	22.02.16	CHF 300
6	UBS Group Funding (Jersey) Limited - Jersey	CH0310451858	22.02.16	CHF 150
7	UBS Group Funding (Jersey) Limited - Jersey	CH0314209351	04.03.16	EUR 750
8	UBS Group Funding (Jersey) Limited - Jersey	US90351DAD93	05.04.16	USD 2,000
9	UBS Group Funding (Jersey) Limited - Jersey	US90351DAE76	05.04.16	USD 1,000
10	UBS Group Funding (Jersey) Limited - Jersey	US90351DAF42	05.04.16	USD 2,000
11	UBS Group Funding (Jersey) Limited - Jersey	US90351DAG25	10.08.16	USD 500
12	UBS Group Funding (Jersey) Limited - Jersey	US90351DAH08	10.08.16	USD 2,000
13	UBS Group Funding (Jersey) Limited - Jersey	CH0336602930	01.09.16	EUR 1,250
14	UBS Group Funding (Jersey) Limited - Jersey	CH0341440334	30.11.16	EUR 1,250
Total TLAC-eligible senior unsecured debt

1 Refer to "Capital instruments" under "Bondholder information" at www.ubs.com/investors for more information on the key features and the terms and conditions of the capital instruments included in the above table as of 31 December 2016.    2 Relates to deferred contingent capital plan (DCCP) awards.    3 Outstanding low-trigger loss-absorbing additional tier 1 capital instruments will remain available to meet the going concern requirements under the transitional rules of the Swiss SRB framework until their first call date, even if the first call date is after 31 December 2019. From their first call date, they may be used to meet the gone concern requirements.    4 Non-Basel III-compliant tier 1 and tier 2 capital instruments qualify as gone concern instruments. Under the Swiss SRB rules, these instruments are no longer subject to phase-out. Instruments with a maturity date are eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility.    5 Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments will remain available to meet the going concern requirements under the transitional rules of the Swiss SRB framework until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. From 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Swiss SRB incl. transitional arrangements (phase-in)		Swiss SRB as of 1.1.20 (fully applied)
Going concern	Gone concern	Going concern	Gone concern
Amount recognized in regulatory capital as of 31.12.16	Amount eligible for the gone concern requirement as of 31.12.16	Amount recognized in regulatory capital as of 31.12.16	Amount eligible for the gone concern requirement as of 31.12.16	Maturity date	Optional call date

463		463		Perpetual	01.03.20
1,266		1,266		Perpetual	19.02.20
1,598		1,598		Perpetual	07.08.25
517		517		Perpetual	01.03.21
1,489		1,489		Perpetual	22.03.21
1,075		1,075		Perpetual	10.08.21
399		399		Perpetual	01.03.22
6,809		6,809
1,087		1,087		Perpetual	19.02.22
1,256		1,256		Perpetual	19.02.25
2,342		2,342
9,151		9,151

	642		642	Perpetual	21.12.17
	642		642

424			212	01.03.18
467			467	01.03.19
891			679
2,034			2,034	22.02.22	22.02.17
1,985			1,985	17.08.22
1,515			1,515	22.05.23	22.05.18
2,254			2,254	12.02.26	12.02.21
2,614			2,614	15.05.24
10,402			10,402
	255		255	15.07.25
	76		76	18.12.25
	204		204	01.09.26
	0		0	15.06.17
	163		163	19.11.24	19.11.19
	0		0	27.12.17
	698		698
11,293	698		11,779

	1,503		1,503	24.09.20
	2,524		2,524	24.09.25
	304		304	24.09.20
	1,357		1,357	16.11.22
	299		299	22.02.22
	148		148	23.02.26
	799		799	04.03.24
	1,955		1,955	15.04.21
	1,008		1,008	14.04.21
	1,930		1,930	15.04.26
	508		508	01.02.22
	1,941		1,941	01.02.22
	1,285		1,285	01.09.26	01.06.26
	1,327		1,327	30.11.24	30.11.23
	16,890		16,890

Notice to investors | This document and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS’s fourth quarter 2016 report and its Annual Report 2015 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this document may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather_____

Name:  Sarah M. Starkweather

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Sarah M. Starkweather ____

Name:  Sarah M. Starkweather

Title:    Executive Director

Date:  January 27, 2017